

January 29, 2014

<u>Via E-mail</u>
Kajime Abe
President
Toshoan Holdings, Inc.
C/O Toa Shoko, 1-1-36,
Nishiawaji, Higashiyodogawa-ku,
Osaka 533-0031, Japan

> **Re:** **Toshoan Holdings, Inc.**
> **Form 8-K**
> **Filed December 19, 2013**
> **Correspondence received January 22, 2014**
> **File No. 000-54893**

Dear Mr. Abe:

We note your response to our letter dated January 13, 2014. In our letter we requested your analysis of why you no longer consider yourself a shell company under Rule 405 of the Securities Act of 1933, as amended.

In your response you appear to attempt to establish that you are a development stage company with a definitive business plan. Your analysis would be appropriate if our comment concerned whether you were a blank check company under Section (a)(2) of Rule 419. However, our comment concerned whether you are a shell company under Rule 405.

Rule 405 defines a "shell company" as a company, other than an asset-backed issuer, with:

- no or nominal operations; and
- either:
  - no or nominal assets;
  - assets consisting solely of cash and cash equivalents; or
  - assets consisting of any amount of cash and cash equivalents and nominal other assets.

Based on the financial statements included in the Form 8-K referenced above, it appears that TOA Fishery Co, Ltd. does not have any assets, "its planned principal operations have not commenced," and it has not conducted more than nominal operations. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405, using the criteria of Rule 405 set forth above as the basis for your analysis. Please also tell us how you determined that your purchase of the stock of TOA Fishery constitutes an acquisition of significant assets that warrants disclosure under Item 2.01 of Form 8-K, given that the financial statements included in the Form 8-K referenced above indicate that TOA Fishery Co., Ltd. does not have any assets.

Please contact Scott Anderegg at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director